UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the press release dated March 7, 2008 of Aries Maritime Transport Limited (the “Company”) announcing that the Company will explore strategic alternatives and the resignation of the Company’s Chief Financial Officer.

Exhibit 1

Investor and Media Contacts:
Leon Berman                                             Michael Cimini
Principal                                            Vice President
The IGB Group                                          The IGB Group
212-477-8438                                            212-477-8261

Aries Maritime Transport Limited to Explore Strategic Alternatives

Announces Change to Management Team;
Provides Update on Fleet Status

ATHENS, GREECE, March 7, 2008 – Aries Maritime Transport Limited (NASDAQ: RAMS) announced today its Board of Directors has initiated a review to evaluate strategic alternatives to enhance shareholder value. These alternatives may include, but are not limited to the sale or merger of the Company, other strategic transactions, potential capital raises, and the continued execution of the Company’s operating plan.

The Company has retained Merrill Lynch & Co. as an advisor in connection with the evaluation process. The Company noted that there can be no assurance that the exploration of strategic alternatives will result in any transaction and it undertakes no obligation to make any further announcements regarding the exploration of strategic alternatives until the outcome of the process is completed or until there are material developments.

Mons S. Bolin, President and Chief Executive Officer, said, “The Company’s decision to explore strategic alternatives is consistent with its goal to maximize value for shareholders. During this evaluation process, we will be focused on taking further steps to strengthen our ship operations while further implementing our long-term period charter approach.  All of Aries Maritime’s products tankers and container vessels other than the Arius, which is pending a $21.825 million sale, and the Ostria currently have period charter coverage. Charters for 30% of the Company’s products tanker fleet currently have profit sharing components.”

Mr. Bolin added, “While we believe our time charter coverage supports the Company’s long-term dividend objectives, the Board of Directors is considering temporarily suspending payment of its quarterly dividend for the period ended December 31, 2007 in connection with ongoing discussions with its banks regarding the interest cover financial covenant in our fully revolving credit facility.  At this time, the Company is comfortably meeting the other four financial covenants of its facility.”

The Company also announced that Richard J.H. Coxall, Chief Financial Officer and Director, has resigned from the Company to pursue other interests. For transition purposes, the Company expects that Mr. Coxall will function as chief financial officer through May 2008.  Effective immediately, Mr. Coxall will no longer serve on Aries’ Board of Directors. The Company has initiated a search for a new chief financial officer.

Mr. Bolin concluded, “We appreciate Richard’s dedicated service and valuable contributions throughout his tenure with Aries Maritime and wish him well in future endeavors. We are pleased that Richard will remain with the Company through this transition period as we actively seek a new CFO.”

Following the departure of Mr. Coxall, Aries Maritime will have a total of four Directors, the majority of which are independent.

The Company also announced that the Energy 1, a 1989-built container vessel, is currently out-of-service to undergo repairs.  The Company is currently evaluating the extent of the repairs.  All other vessels in the fleet are operational.

On March 3, 2008, Aries announced it agreed to sell the Arius, the oldest vessel in the Company’s fleet, to an unrelated third party for a net price of $21.825 million. The Company expects to realize a book profit of approximately $10.7 million upon delivery of the vessel, which is expected in the second quarter of 2008, and will use the proceeds to pay down debt under its fully revolving credit facility.

About Aries Maritime Transport Limited
Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. All of the Company's products tanker vessels are double-hulled with an average age of 7.2 years, which excludes the Arius. Upon completing the sale of the Arius, the Company’s products tanker fleet will consist of five MR tankers and four Panamax tankers. The Company also owns a fleet of five container vessels that have an average age of 18.3 years and range in capacity from 1,799 to 2,917 TEU. All of Aries Maritime’s products tankers and container vessels, other than the Ostria and the Arius, currently have period charter coverage. Charters for 30% of the Company’s products tanker fleet currently have profit sharing components.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as “forward-looking statements.”  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “anticipate,” “estimate,” “project,” “forecast,’’ ‘‘plan,” “potential,” “will,” “may,” “should,” and “expect” reflect forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: March 7, 2008	By:/s/ Mons S. Bolin
Mons S. Bolin
Chief Executive Officer

SK 23248 0002 862504